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Filed by Banco Santander Central Hispano, S.A., pursuant to
Rule 425 under the Securities Act of 1933, as amended

Subject Company: Santander Finance Preferred S.A. Unipersonal
Commission File No. 333-119132

On November 2, 2004, Banco Santander Central Hispano, S.A. issued the following press release:

Results of Santander Finance Preferred S.A. Unipersonal Offer to Exchange its 6.41%
Non-Cumulative Guaranteed Series 1 Preferred Securities
(ISIN: US80281R2013)

        October 29, 2004 Santander Finance Preferred S.A. Unipersonal ("Santander Finance") a subsidiary of Banco Santander Central Hispano, S.A., successfully completed its offer to exchange its New SEC-registered 6.41% Non-Cumulative Guaranteed Series 1 Preferred Securities ("New Securities"), for a like amount of its issued and outstanding Rule 144A 6.41% Non-Cumulative Guaranteed Series 1 Preferred Securities that were sold previously by it in a private offering ("Existing Securities").

        Holders tendered all 7,600,000 outstanding shares of the Existing Securities in an aggregate principal amount of U.S. $190,000,000 in exchange for an equivalent amount of New Securities. There are no Existing Securities outstanding.

        The New Securities will not be listed on the Luxembourg Stock Exchange. It is expected that the New Securities will be listed on the New York Stock Exchange.

        For more information regarding the New Securities contact our registrar, transfer agent and paying agent The Bank of New York, located at 101 Barclay Street, New York, New York.

Exchange Agent The Bank of New York Tender & Exchange Department 101 Barclay Street New York, New York 10286	Luxembourg Exchange Agent The Bank of New York (Luxembourg) SA, Aerogolf Centre 1A Hoehenhof, L-1736 Senningerber Luxembourg 44 207 964 7306
Information Agent D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 (888) 628-9011

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Results of Santander Finance Preferred S.A. Unipersonal Offer to Exchange its 6.41% Non-Cumulative Guaranteed Series 1 Preferred Securities (ISIN: US80281R2013)